Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

December 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1/A
File No. 333-220372
Withdrawal of Request for Acceleration

Dear Ms. Ravitz:

Reference is made to the letter of Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Registrant”), filed as correspondence via EDGAR on December 18, 2017, in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, December 19, 2017, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and the Registrant hereby formally withdraws its request for acceleration of the effective date. The Registrant will submit an acceleration request letter requesting that such Registration Statement be declared effective at a different time.

Sincerely,

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Steven A. Cantor
Steven A. Cantor
Co-Chief Executive Officer

cc:	Benedict Broennimann, M.D., Hancock Jaffe Laboratories, Inc.
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael A. Hedge, K&L Gates LLP